Exhibit 99.1

GASLOG LTD.

Gildo Pastor Center

7 Rue du Gabian

MC 98000, Monaco

March 23, 2018

Dear Shareholder:

On behalf of the Board of Directors, you are cordially invited to attend the 2018 Annual General Meeting of GasLog Ltd. The meeting will be held at:

Place:                Beau-Rivage Palace – Salon Beaux-Arts, Chemin de Beau-Rivage 21, 1006 Lausanne, Switzerland

Date:                     Friday, May 11, 2018

Time:                 2:30 p.m. (Central European time)

The Notice of the 2018 Annual General Meeting and Proxy Statement describe the items to be considered by the shareholders at such meeting and contain certain information about us and our executive officers and directors. The principal business to be transacted at the 2018 Annual General Meeting will be:

1.    To elect ten Directors to each hold office until the next annual general meeting or until his successor has been elected or appointed;

2.    To approve the appointment of Deloitte LLP as our independent auditors for the fiscal year ending December 31, 2018 and until the conclusion of the next annual general meeting, and to authorize the Board of Directors of GasLog Ltd., acting through the audit and risk committee, to determine the independent auditor fee; and

3.    To transact such other business as may properly come before the 2018 Annual General Meeting and any adjournments or postponements thereof.

The Board of Directors unanimously recommends that shareholders vote for the election of the nominated directors and for the appointment of Deloitte LLP as our independent auditors.

We understand that many of our shareholders may be unable to attend the meeting in person. Proxies are solicited so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the meeting. Please sign and return the enclosed proxy card as soon as possible in the envelope provided so that your shares can be voted at the meeting in accordance with your instructions. Even if you plan to attend the meeting, we urge you to sign and promptly return the enclosed proxy card. You may also vote by Internet or telephone as described in the voting instructions on the enclosed proxy card. You can revoke the proxy at any time prior to voting or vote your shares personally if you attend the meeting. We look forward to seeing you.

Sincerely,

Peter G. Livanos
Chairman

GASLOG LTD.

Gildo Pastor Center

7 Rue du Gabian

MC 98000, Monaco

NOTICE OF 2018 ANNUAL GENERAL MEETING

TO BE HELD ON FRIDAY, MAY 11, 2018

NOTICE IS HEREBY GIVEN that the 2018 Annual General Meeting of GasLog Ltd., a Bermuda exempted company (the “Company”), will be held at 2:30 p.m. Central European local time, on Friday, May 11, 2018, at Beau-Rivage Palace – Salon Beaux Arts, Chemin de Beau-Rivage 21, 1006 Lausanne, Switzerland for the following purposes:

1.    To elect ten Directors to each hold office until the next annual general meeting or until his successor has been elected or appointed;

2.    To approve the appointment of Deloitte LLP as our independent auditors for the fiscal year ending December 31, 2018 and until the conclusion of the next annual general meeting, and to authorize the Board of Directors of GasLog Ltd., acting through the audit and risk committee, to determine the independent auditor fee; and

3.    To transact such other business as may properly come before the 2018 Annual General Meeting and any adjournments or postponements thereof.

Only holders of record of our common shares, par value $0.01 per share, at the close of business on Friday, March 16, 2018, will be entitled to receive notice of, and to vote at, the 2018 Annual General Meeting and at any adjournments or postponements thereof.

You are cordially invited to attend the 2018 Annual General Meeting. Whether or not you expect to attend the 2018 Annual General Meeting in person, please fill out, sign, date and return at your earliest convenience, in the envelope provided, the enclosed proxy card, which is being solicited on behalf of our Board of Directors. You may also vote by Internet or telephone as described in the voting instructions on the enclosed proxy card. The proxy card shows the form in which your common shares are registered. Your signature must be in the same form. The return of the proxy card does not affect your right to vote in person, should you decide to attend the 2018 Annual General Meeting. We look forward to seeing you.

For further information regarding the Company, please see our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2018. The Annual Report can be accessed on the Company’s website, http://www.gaslogltd.com, in the “Investor Relations” section under “SEC Filings”.

March 23, 2018	By Order of the Board of Directors

Sarah Larkins
Assistant Company Secretary

This notice of the 2018 Annual General Meeting and proxy statement and form of proxy are being distributed on or about March 23, 2018.

GASLOG LTD.

Gildo Pastor Center

7 Rue du Gabian

MC 98000, Monaco

PROXY STATEMENT FOR

2018 ANNUAL GENERAL MEETING

TO BE HELD ON FRIDAY, MAY 11, 2018

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of GasLog Ltd., a Bermuda exempted company (the “Company”), for use at the 2018 Annual General Meeting to be held at 2:30 p.m. Central European local time, on Friday, May 11, 2018 at Beau-Rivage Palace – Salon Beaux-Arts, Chemin de Beau-Rivage 21, 1006 Lausanne, Switzerland, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of the Meeting. This Proxy Statement and the accompanying proxy card are expected to be mailed on or about March 23, 2018 to the shareholders of the Company entitled to vote at the Meeting.

VOTING RIGHTS AND OUTSTANDING SHARES

On March 16, 2018, (the “Record Date”), the Company had issued and outstanding 80,715,067 common shares, par value $0.01 per share (the “Common Shares”). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. Holders of greater than 50% of the total issued voting shares of the Company which are present in person or represented by proxy shall constitute a quorum for the transaction of business at the Meeting. The Common Shares represented by any proxy in the enclosed form, or any other form meeting the requirements of Bermuda law, will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any signed proxies returned without instructions will be voted FOR the proposals set forth on the Notice of 2018 Annual General Meeting. As of the Record Date, entities controlled by members of the Livanos family, including our Chairman, may be deemed to beneficially own, collectively, directly or indirectly, approximately 40.1% of our issued and outstanding Common Shares.

The Common Shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “GLOG”.

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with Sarah Larkins, the Assistant Company Secretary of the Company at the Company’s principal executive offices at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco, or submitting by Internet or telephone, a duly executed proxy bearing a later date, by filing with the Company, at the above address, a written notice of revocation or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company currently has 10 directors. As provided in the Company’s Bye-laws, each director is elected to serve until the next annual general meeting or until his or her successor has been elected or appointed. The Board has nominated each of the nominees listed below for election as a director for a term expiring at the next annual general meeting or until his successor has been elected or appointed. Each of the nominees is currently a member of our Board.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy card intend to vote the shares authorized thereby FOR the election of the following nominees. It is expected that the nominees will be able to serve, but if before the election it develops that a nominee is unavailable, the persons named in the enclosed proxy card will vote for the election of such substitute nominee as the current Board may recommend.

The director nominees shall be elected by a majority of the votes cast at the Meeting.

NOMINEES FOR ELECTION

The Board has nominated each of the following individuals to serve as a director until the next annual general meeting or until his successor has been elected or appointed.

Name	Age	Position	Director Since
Peter G. Livanos(1)(2)	59	Chairman and Director	2003
Bruce L. Blythe(1)(3)	73	Director	2011
David P. Conner(3)(4)	69	Director	2016
William M. Friedrich(2)(3)(4)	69	Director	2011
Dennis M. Houston(1)(4)	66	Vice-Chairman and Director	2013
Donald J. Kintzer(4)	70	Director	2014
Julian R. Metherell(3)	54	Director	2011
Anthony S. Papadimitriou(1)	62	Director	2011
Graham Westgarth(2)	63	Director	2017
Paul A. Wogan	55	Chief Executive Officer and Director	2015

(1)   Member of corporate governance and nominating committee.

(2)   Member of health, safety, security and environmental committee (“HSSE”).

(3)   Member of compensation committee.

(4)   Member of audit and risk committee.

Additional Information Concerning the Nominees for Election

Peter G. Livanos is our Chairman and a member of our Board. Mr. Livanos founded our subsidiary GasLog LNG Services in 2001 and has been a director of our subsidiary GasLog Partners LP (“GasLog Partners”) since the closing of its initial public offering in May 2014. He has served as our Chairman since the Company was incorporated in July 2003 and he held the role of chief executive officer (“CEO”) from January 2012 until January 2013. Mr. Livanos is the chairman and sole shareholder of Ceres Shipping, an international shipping group. He also serves as chairman of several of Ceres Shipping’s subsidiaries, including DryLog Ltd., a company engaged in dry bulk shipping investments. In 1989 Mr. Livanos formed Seachem Tankers Ltd., which in 2000 combined with Odfjell ASA (later renamed Odfjell SE). He served on the board of directors of Odfjell SE until 2008. Mr. Livanos was appointed to the board of directors of Euronav NV, an independent owner and operator of oil tankers in 2005 and served until December 2015. Between April 2009 and July 2014, he was appointed Vice-Chairman of Euronav and from July 2014 to December 2015 he served as Chairman. Mr. Livanos is a graduate of Columbia University.

Bruce L. Blythe has been a member of our Board since October 2011. Mr. Blythe has been involved in the shipping industry for over 20 years, having served as an advisor to the Livanos family since 1994. For over 30 years, Mr. Blythe has served as an advisor on finance and strategy to the chairman and chief executive officer of Ford Motor Company and to the Ford family, and prior to his service as an advisor he was employed in various strategic and financial positions at Ford Motor Company. Mr. Blythe serves as a director of Ceres Shipping, our largest shareholder, and is Vice-Chairman of the Ceres Group. Mr. Blythe holds an M.B.A. in finance and transportation and a B.A. in business administration from Pennsylvania State University.

David P. Conner has been a member of our Board since the 2016 Annual General Meeting. Mr. Conner has a long history in the banking industry, most recently as chief executive officer of OCBC Bank Ltd. in Singapore from 2002 to 2012. Prior to OCBC, Mr. Conner worked for Citibank for 26 years. Until August 2014, Mr. Conner served as a director on the board of OCBC Bank Ltd., where he also sat on the executive committee and risk management committee. He was also a member of the board of directors of GasLog Partners and its audit committee until May 2016. Mr. Conner also serves on the board of trustees of Washington University in St. Louis where he chairs the medical finance committee and serves on the executive, audit and global engagement committees. On January 1, 2016 Mr. Conner was appointed a director of Standard Chartered Bank plc. where he chairs the risk committee and sits on the audit committee, financial crime risk committee and governance and nominating committee. Mr. Conner received a Bachelor of Arts degree from Washington University in St. Louis in 1974 and an M.B.A. from Columbia University Business School in 1976.

William M. Friedrich has been a member of our Board since October 2011. From 1995 until his retirement in 2008, Mr. Friedrich was employed at BG Group. Mr. Friedrich held several senior executive positions during his 14 year tenure at BG Group, including serving as executive director and deputy chief executive from 2000 until 2008, with primary responsibility for BG Group’s overall strategy function as well as oversight of the company’s business development activities and various company-wide organizational and human resource matters. Between 2000 and 2005, his position at BG Group also included the role of General Counsel. Prior to joining BG Group, Mr. Friedrich was a partner at Shearman & Sterling LLP. He holds a J.D. from Columbia Law School and a B.A. from Union College.

Dennis M. Houston has been a member of our Board since June 2013 and has served as our Vice-Chairman and senior independent director since May 2016. At the time he joined our board, Mr. Houston had approximately 40 years of experience in the downstream sector of the oil and gas industry. Mr. Houston retired from Exxon Mobil on May 31, 2010, after over 35 years with Exxon and then Exxon Mobil. His positions at retirement were Executive Vice President Refining & Supply Company, Chairman and President of ExxonMobil Sales & Supply LLC, and Chairman of Standard Tankers Bahamas Limited. Mr. Houston serves as a director of Suncor Energy Inc., Argus Media Limited L.L.C. and ABS Group and is an active member of several other energy related organizations. Mr. Houston also sits on the board of the Onassis Foundation and is Honorary Counsel for Liechtenstein to the U.S. (Texas Region). He holds a B.S. in Chemical Engineering from the University of Illinois and an Honorary Doctorate of Public Administration Degree from Massachusetts Maritime Academy.

Donald J. Kintzer has been a member of our Board since November 2014. He is a retired partner of PricewaterhouseCoopers LLP, or “PwC”, having retired in 2008 after an association of over 31 years. He was admitted to the partnership in 1988 and served in various roles and locations during his career. Mr. Kintzer is a member of the board of directors of California Bank of Commerce and a member of the board of governors of Lawrence Livermore National Security, LLC and Los Alamos National Security, LLC. He was also a member of the board of directors of GasLog Partners and its audit committee until March 2015, and served as a member of its conflicts committee until his appointment to our board in November 2014 and as audit committee chairman until March 2015. He is a certified public accountant (inactive) and a member of the American Institute of Certified Public Accountants and the California Society of CPAs. Mr. Kintzer received an A.B. from Lafayette College and an M.B.A. from Pennsylvania State University. Prior to graduate school, Mr. Kintzer served as an officer in the United States Air Force. Mr. Kintzer was appointed chairman of our Audit & Risk Committee in March 2015.

Julian R. Metherell has been a member of our Board since October 2011. Mr. Metherell was the chief financial officer and a director of Genel Energy plc, a leading independent oil and gas exploration and production company operating in the Kurdistan Region of Iraq. Genel Energy plc is the successor to Vallares Plc, a publicly listed acquisition company which Mr. Metherell co-founded in April 2011. From 1999 to 2011, Mr. Metherell was a

partner at The Goldman Sachs Group, Inc., where he served as chief executive officer of the UK investment banking division. Prior to joining Goldman Sachs, Mr. Metherell was a director in the European energy group at Dresdner Kleinwort, a London-based investment bank. Mr. Metherell is a graduate of Manchester University, where he received a B.Sc. degree, and of Cambridge University, where he received an M.B.A.

Anthony S. Papadimitriou has been a member of our Board since November 2011, when he was designated by the Onassis Foundation to serve as one of our directors. Mr. Papadimitriou is the managing partner of the law firm A.S. Papadimitriou and Partners, a position he has held since 1990. From 1986 until 2005, Mr. Papadimitriou served as legal counsel for Olympic Shipping & Management S.A., an affiliate of the Onassis Foundation, and since 1995 he has been the coordinator of the Executive Committee of the commercial activities controlled by the Onassis Foundation. In addition, Mr. Papadimitriou has been a member of the board of directors of the Alexander S. Onassis Public Benefit Foundation since 1988, serving as the president of the board since 2005. Mr. Papadimitriou is a graduate of the Athens University Law School and holds a postgraduate degree in maritime and transport law from the University Aix-en-Provence, a B.Sc. from the London School of Economics and a Ph.D. from the National and Kapodistrian University of Athens. Mr. Papadimitriou was appointed to the board of directors of GasLog Partners in May 2015.

Graham Westgarth served as our chief operating officer (“COO”) from June 2013 to May 2017 and COO of our subsidiary, GasLog Partners, from its inception to May 2017. In May 2017, Mr. Westgarth was appointed to our Board. He previously served as our Executive Vice President, Operations and Strategy, from January 2013 until June 2013. From 1999 through 2012, Mr. Westgarth was a member of the Senior Leadership team of Teekay Shipping, most recently serving as executive vice president of innovation, technology and projects of Teekay Shipping, which included commercial and operational responsibility for a number of floating storage and offloading vessels. From 2001 to 2010, Mr. Westgarth served as president of Teekay Marine Services with responsibility for 5,000 sea and shore staff and the technical management of 200 vessels. During this period he also served as chief executive officer of Teekay Petrojarl following its acquisition by Teekay Corporation. Mr. Westgarth was the chairman of INTERTANKO, an industry organization, which represents 80.0% of the world’s independent tanker owners and operators between 2009 and 2014. He is an ex-Master Mariner and graduate of the Columbia University Senior Executive Development Program.

Paul A. Wogan has served as our CEO since January 2013 and has been a member of our Board since our Annual General Meeting in May 2015. From 2008 until February 2012, Mr. Wogan served as senior independent director of Clarksons PLC. From 2000 to 2008, Mr. Wogan worked for Teekay Corporation, where from November 2003 to March 2008 he served as president of Teekay Tanker Services, with responsibility for the company’s fleet of crude and product tankers. Prior to joining Teekay Corporation, Mr. Wogan served as chief executive officer of Seachem Tankers Ltd. Mr. Wogan is also a director of The United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited and from 2009 to 2014 was a non-executive director of Sure Wind Marine Ltd., a company that owns and operates vessels that provide services to the offshore wind industry. Mr. Wogan is a graduate of Exeter University and has an MBA from Cranfield School of Management.

Board Leadership Structure

Our Board leadership structure consists of our Chairman, the Vice Chairman/senior independent director and the chairmen of our Board committees. Our operational management is headed by our CEO. Mr. Wogan, as CEO, is responsible for the day-to-day operations of the Company, which includes decisions relating to the Company’s general management and control of its affairs and business and works with our Board in developing our business strategy. The Board does not have a policy mandating that the roles of CEO and Chairman be held by separate individuals, but believes that the separation of such roles at this time is appropriate and beneficial to shareholders.

Dennis M. Houston, who serves as our Vice-Chairman and senior independent director, acts as a liaison to facilitate communication between independent directors and our Chairman to ensure that the Board functions in an effective manner.

Independence

The following directors have been determined by our Board to be independent within the current meanings of independence employed by the corporate governance rules of the NYSE and the Securities and Exchange Commission (the “SEC”): David P. Conner, William M. Friedrich, Dennis M. Houston, Donald J. Kintzer and Anthony S. Papadimitriou.

Compensation of Directors

Our non-executive directors receive:

•                   an annual fee of $132,000 effective from January 1, 2018 (for the 2017 financial year the annual fee was $120,000);

•                   an additional annual fee of $20,000 to the senior independent director;

•                   additional annual fees of $100,000 to the Chairman of the Board, $30,000 to the Vice-Chairman of the Board (effective from January 1, 2018), $50,000 to the chairman of the audit and risk committee and $20,000 to the chairmen of the compensation committee, corporate governance and nominating committee and HSSE committee;

•                   additional annual fees of $25,000 to each member of the audit and risk committee and $10,000 to each member of the compensation committee, corporate governance and nominating committee and HSSE committee (in each case other than the chairmen of such committees);

•                   additional annual fees of $20,000 to each Board member who also serves as a board member of GasLog Partners (in lieu of direct compensation from GasLog Partners for such service); and

•                   an additional annual special advisor fee of $55,000 to Graham Westgarth effective August 1, 2017.

The aggregate annual fees paid to non-executive directors in 2017 was $1.48 million.

The Board may determine that a portion of the above fees will be paid in shares rather than cash.

In addition, our directors receive reimbursement for their out-of-pocket expenses including travel costs. We do not have any service contracts with our directors that provide for benefits upon termination of their services.

Compensation of Senior Management

For 2017, our executive officers were Paul Wogan, Simon Crowe (Chief Financial Officer (“CFO”) to March 9, 2017), Alastair Maxwell (CFO from March 9, 2017 onwards), Graham Westgarth (COO to May 2017) and Richard Sadler (COO from September 20, 2017 onwards). Compensation for our executive officers in 2017 consisted of base salary and employee benefits that are generally provided to employees, including eligibility to receive a cash incentive bonus pursuant to our Management Incentive Plan, or “MIP”. The MIP provides all shore-based personnel (which includes our executive officers) an opportunity to earn a cash incentive payment based on a target percentage of the participant’s annual base salary, subject to the achievement of pre-established individual and Company performance objectives, as well as a factor based on Company discretion. Each participant’s target percentage of annual base salary and the weightings assigned to the individual and Company performance objectives and the Company discretionary component are dependent on the participant’s organization (band) level. No amounts will be paid under the MIP to any participant who fails to achieve 50.0% of his or her target individual performance objectives. In 2017, the Company performance objectives were measured against three equally-weighted key business indicators (“KBI”): The Financial KBI is measured against a Free Cash Flow per Share target and an Absolute Return on Invested Capital target; the Operational KBI is defined by a basket of operational KBIs including Fleet Uptime, Vetting Performance and Terminal Feedback targets; and three-year rolling average Relative Total Shareholder Return performance compared to a peer group. In addition, Company performance is evaluated against a safety factor based on Personal Safety, Significant Incidents and Leading Indicators, in which falling short of the safety target may result in a corresponding reduction of the Company performance payout factor. Under the individual and Company performance objectives, stretch goals are established, which, if met, can result in a payout of up to 120.0% of the individual’s target payout. The Company discretionary component may not increase an individual’s payment to more than 200.0% of his or her target payout. The amounts paid to our executive officers in 2017 pursuant to the MIP were determined based on the following weightings: individual performance (30.0%), Company performance (50.0%) and Company discretion (20.0%).

The aggregate amount of cash compensation, including cash incentive compensation, paid to our executive officers for the year ended December 31, 2017 was $3.97 million.

In addition, our executive officers received equity-based compensation awards in accordance with the 2013 Omnibus Incentive Compensation Plan, or the “Plan”, and also received awards via the GasLog Partners LP 2015 Long-Term Incentive Plan, or the “the GasLog Partners LTIP Plan”. On April 3, 2017, we granted our executive officers an aggregate of 139,823 stock options and 44,978 restricted stock units under the Plan. Furthermore, on April 3, 2017, we granted our executive officers an aggregate of 8,359 restricted stock units and 8,359 phantom performance common units under the GasLog Partners LTIP Plan. The aggregate fair value for all equity-based compensation awards granted as of the grant date is $1.4 million. The stock options have an exercise price per share of $15.55 and will vest in three equal annual installments, beginning on the first anniversary of the grant date, subject to the recipient’s continued service. The restricted stock units vest on the third anniversary of the grant date, subject to the recipient’s continued service. Vesting of the phantom performance common units is also subject to the achievement of certain performance targets. The stock options, the restricted stock units and the phantom performance common units may be settled in cash or common shares, or a combination thereof, at our discretion.

We generally determine during the March meeting of the Board each year which individuals, if any, will be eligible to receive equity-based compensation awards under the Plan for such year and the amount of awards each participant will be eligible to receive. In addition, we intend to grant such awards on April 1 of such year (or, should April 1 of such year fall on a weekend or bank holiday, on the first business day thereafter).

We did not set aside or accrue any amounts in the year ended December 31, 2017 to provide pension, retirement or similar benefits to our directors or executive officers.

Board Practices

Our Board consists of ten members. The Board may change the number of directors to not less than three, nor more than fifteen. Each director shall be elected to serve until the next annual meeting of shareholders or until his successor is elected or appointed, except in the event of removal, death, disability, disqualification or resignation. A vacancy on the Board created by removal, death, disability, disqualification or resignation of a director, or as a result of an increase in the size of the Board, may be filled by the shareholders or by the Board.

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (iii) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (iv) the requirement of an annual performance evaluation of the nominating and corporate governance and compensation committees. Five of our 10 directors qualify as independent. Our Board has determined that five of our 10 nominees are independent within the current meaning of independence employed by the corporate governance rules of the NYSE and the SEC. We have one or more non-independent directors serving as committee members on our compensation committee and our corporate governance and nominating committee. As a result, non-independent directors may, among other things, participate in fixing the compensation of our management, making share and option awards and resolving governance issues regarding our Company. Accordingly, in the future you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Our Board meets regularly throughout the year. In 2017, the Board met 13 times. As part of our Board meetings, our independent directors meet without the non-independent directors in attendance. In addition, the Board regularly holds sessions without the CEO and executive officers present.

Committees of the Board

Audit and Risk Committee

Our audit and risk committee consists of Messrs. Conner, Friedrich, Houston and Kintzer with Mr. Kintzer serving as the committee chairman. Our Board has affirmatively determined that each of these individuals meets the definition of “independent director” for purposes of serving on an audit committee under applicable SEC and NYSE rules. Mr. Conner and Mr. Kintzer each qualifies as an “audit committee financial expert”. The audit and risk committee is responsible for:

•                   the appointment and compensation (subject to any required shareholder approval or authorization) and retention and oversight of independent auditors and determining whether any non-audit services will be performed by such auditor;

•                   assisting the Board in overseeing our financial reporting process, the integrity of our financial statements, the independent auditors’ qualifications, independence and performance, the performance of our internal audit and financial risk management groups and our compliance with legal and regulatory requirements;

•                   annually reviewing the independent auditors’ report describing the auditing firm’s internal quality-control procedures, and any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm;

•                   discussing with management and the independent auditors, and making recommendations to our board regarding the approval of, the annual audited financial statements and any periodic financial statements;

•                   discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, with management and the independent auditors;

•                   discussing policies with respect to financial risk assessment and risk management and monitoring our financial risk and risk management systems;

•                   meeting periodically and separately with management, our internal audit group and the independent auditors;

•                   reviewing with the independent auditors any audit problems or difficulties and management’s responses;

•                   setting clear hiring policies for employees or former employees of the independent auditors;

•                   annually reviewing the adequacy of the audit and risk committee’s written charter;

•                   periodically reviewing the budget, responsibilities and organizational structure of the internal audit department;

•                   establishing procedures for the consideration of all related-party transactions, including matters involving potential conflicts of interest;

•                   reporting regularly to the full Board; and

•                   handling such other matters that are specifically delegated to the audit and risk committee by the Board from time to time.

Compensation Committee

Our compensation committee consists of Messrs. Blythe, Conner, Friedrich and Metherell, with Mr. Metherell serving as the committee chairman. The compensation committee is responsible for:

•                   making recommendations to the full Board with respect to the compensation of directors, senior management, the head of internal audit and other managerial employees reporting to the CEO;

•                   overseeing and making recommendations to the full Board with respect to any of the Company’s long-term incentive plans, including any equity-based compensation plans to be adopted; and

•                   handling such other matters that are specifically delegated to the compensation committee by the Board from time to time.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Messrs. Blythe, Houston, Livanos and Papadimitriou, with Mr. Houston serving as the committee chairman. The corporate governance and nominating committee is responsible for:

•                   identifying and recommending candidates, consistent with criteria approved by the full Board, for nomination to be elected by shareholders at annual meetings and for approval of the Board to fill board vacancies as and when they arise between annual meetings, as well as putting in place short- and long-term succession plans for senior management and the CEO direct reports;

•                   developing and recommending to the full Board corporate governance guidelines applicable to the Company and keeping such guidelines under review;

•                   overseeing self-evaluations conducted by the Board and its committees and overseeing evaluations of senior management; and

•                   handling such other matters that are specifically delegated to the corporate governance and nominating committee by the Board from time to time.

Health, Safety, Security and Environmental Committee

Our HSSE committee consists of Messrs. Friedrich, Livanos and Westgarth, with Mr. Friedrich serving as the committee chairman. The HSSE committee is responsible for:

•                   overseeing the Company’s top-level HSSE policies (including those relating to operational risks);

•                   reviewing the Company’s HSSE policies (including those relating to operational risks) on an annual basis and recommending changes to such policies to the Company’s management team;

•                   based on reports from management, evaluating the effectiveness of the Company’s systems to achieve the established HSSE policies;

•                   receiving reports from management relating to any serious accidents or fatalities and reviewing recommended actions to be taken by management in connection therewith;

•                   overseeing whether the Company’s HSSE policies take appropriate account of internal and external developments and expectations;

•                   evaluating and overseeing the quality of reporting systems required by third parties on HSSE related matters; and

•                   assessing the systems within the Company for ensuring compliance with HSSE related laws, regulations and policies.

Senior Independent Director

Mr. Houston, an independent director, currently serves as our senior independent director. Our senior independent director is responsible for:

•                   presiding at Board and shareholder meetings if the Chairman of the Board is absent;

•                   meeting with the other members of the Board without the Chairman present on at least an annual basis in order to evaluate and appraise the performance of the Chairman;

•                   chairing the corporate governance and nominating committee when considering succession to the role of the Chairman of the Board;

•                   chairing meetings of our independent directors;

•                   acting as a liaison, if required, to facilitate communication between independent directors and our Chairman, Chief Executive Officer and any member of senior management; and

•                   performing such other functions as the Board may direct or request from time to time.

Corporate Governance

The Board and our Company’s management engage in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the NYSE and the SEC.

We have adopted a Code of Business Conduct and Ethics for all directors, officers, employees and agents of the Company.

This document and other important information on our governance are posted on our website and may be viewed at http://www.gaslogltd.com. Reference to our website is for information purposes only; our website is not incorporated by reference in this proxy statement.  We will also provide a paper copy of any of these documents upon the written request of a shareholder at no cost. Shareholders may direct their requests to the attention of our General Counsel, c/o GasLog Monaco S.A.M., Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco.

Shareholder Proposals for Annual Meeting

Our Bye-laws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to our Secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the previous year’s annual meeting of shareholders. Our Bye-laws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before, or to make nominations for directors at, an annual meeting of shareholders. Individuals proposed as candidates for election as director by shareholders in accordance with these procedures will receive the same consideration which was given to individuals identified through other means to the corporate governance and nominating committee.

Shareholders who wish to send communications on any topic to the Board, may do so by writing to Sarah Larkins, Assistant Company Secretary, at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the appointment of Deloitte LLP as the Company’s independent auditors for the fiscal year ending December 31, 2018 and until the conclusion of the next annual general meeting, and the authorization of the Board, acting through the audit and risk committee, to determine the independent auditor fee.

Deloitte LLP has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent auditors.

All services rendered by the independent auditors are subject to approval by the Company’s audit and risk committee.

Approval of Proposal Two requires the majority of the votes cast at the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF DELOITTE LLP AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2018 AND UNTIL THE CONCLUSION OF THE NEXT ANNUAL GENERAL MEETING, AND FOR THE AUTHORIZATION OF THE BOARD OF DIRECTORS, ACTING THROUGH THE AUDIT AND RISK COMMITTEE, TO DETERMINE THE INDEPENDENT AUDITOR FEE. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Directors

Sarah Larkins
Assistant Company Secretary

March 23, 2018